Exhibit 12

Beckman Coulter, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	2006	2005	2004	2003	2002
Earnings from continuing operations before fixed charges
Earnings from continuing operations before income taxes	$215.2	$165.6	$278.2	$272.8	$178.9
Fixed charges less capitalized interest	73.5	69.8	61.6	65.6	72.3

Earnings from continuing operations before fixed charges	$288.7	$235.4	$339.8	$338.4	$251.2

Fixed charges
Interest expense, net of capitalized interest	47.0	42.9	35.0	38.9	44.2
Capitalized interest	5.4	3.1	-	-	-
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.0	0.9	1.2	1.3	1.5
Portion of rentals representative of interest factor	25.5	26.0	25.4	25.4	26.6

Total fixed charges	$78.9	$72.9	$61.6	$65.6	$72.3

Ratio of earnings to fixed charges	3.7x	3.2x	5.5x	5.2x	3.5x

Note: The ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.